Exhibit 99.1

Autohome Inc. Announces Investment in TTP Car Inc.

BEIJING, October 27, 2020 /PRNewswire/ — Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that it has entered into a definitive agreement with TTP Car Inc. (“TTP”), a leading auction platform for used cars in China. Pursuant to the agreement, Autohome will make an investment in TTP through subscription of preferred shares in the capital of TTP for an aggregate purchase price of US$168 million, which is subject to customary closing conditions. In addition, Autohome has the right to purchase up to US$200 million in total principal amount of one or more convertible bonds to be issued by TTP upon Autohome’s request.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “Over the past two years, we have witnessed the robust development of China’s used car market. As a leading used car auction platform in China, TTP is well positioned to add significant synergetic value to Autohome’s used car business. By working closely with TTP, Autohome will deeply integrate itself into upstream supply of used cars, leverage the transaction business to further develop its auto finance operations, and build a comprehensive C2B2C ecosystem for used car transactions, aiming to become China’s largest used car platform.”

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “Our previous investment in TTP in 2018 has proven highly successful. Autohome in combination with TTP has become the largest online used car platform in China by total number of leads generated in 2019, according to iResearch. Integrating Autohome’s online capabilities with TTP’s offline presence, we expect to deliver enhanced value proposition by providing the best solutions for our users and customers. We look forward to generating stronger synergies and boosting growth through our add-on investment in TTP.”

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10- 6508-0677

Email: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: autohome@tpg-ir.com